Exhibit 3

RISK FACTORS

The following risk factors should be read in conjunction with, and amends and supplements, those included in the Annual Report on Form 20-F filed by the Company on April 27, 2022 (the “Form 20-F”). Investing in the Company’s ADSs and common shares involves a high degree of risk. You should carefully consider the risk described below, and all other information contained in or incorporated by reference in the Form 20-F, before making an investment decision regarding the Company’s securities. The terms “we,” “us” and “our” refer to the Company.

The regulatory approval processes of the FDA, EMA, European Commission and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain acceptance for filing and regulatory approval for our products, product candidates or future product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA, European Commission and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Although Nefecon has been approved under accelerated approval by the FDA (marketed in the United States under the brand name TARPEYO), it is possible that we and our licensees may not be able to obtain full marketing approval in the United States, approval for Nefecon outside of the United States, or approval for setanaxib or other product candidates we may seek to develop in the future.

Any of our product candidates, including setanaxib and Nefecon, could fail to receive regulatory approval for many reasons, including the following:

●	to the extent that we seek approval for any additional product candidates based on evaluation of a surrogate marker, as we did for Nefecon, we may be unable to utilize the accelerated approval pathway under Subpart H of the FDA’s New Drug Application, or NDA, regulations and comparable regulations promulgated in the European Union if the appropriate regulatory authorities do not accept the proposed surrogate marker as the basis for an accelerated/conditional approval;

●	the data collected from clinical trials of our product candidate may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

●	the scientific advice and regulatory feedback provided by the FDA and EMA, or comparable foreign regulatory authorities, as applicable, during the drug development phase, including at meetings at the end of each phase of clinical development, is not legally binding, and the FDA or EMA may depart from such advice and feedback on the basis of justified grounds during assessment of future marketing authorization applications;

●	we may be unable to demonstrate to the satisfaction of the FDA, the EMA and the European Commission or comparable foreign regulatory authorities that a product candidate is safe or effective for its proposed indication;

●	the results of clinical trials may not be sufficiently statistically significant or clinically meaningful as required by the FDA, the EMA or comparable foreign regulatory authorities for approval;

●	we may be unable to demonstrate that the product candidate’s clinical and other benefits outweigh its safety risks;

●	the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical trials;

●	the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes, quality control procedures or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA, the European Commission, or comparable foreign regulatory authorities or the laws they enforce may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy process towards approval as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, financial condition and results of operations. The FDA, EMA, European Commission and other comparable foreign regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission or other comparable foreign regulatory authorities.

Additionally, disruptions at the FDA and other comparable foreign regulatory authorities and agencies may lengthen the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, many foreign and domestic inspections by the FDA and foreign regulatory authorities have been delayed due to the COVID-19 pandemic. If a prolonged government shutdown occurs in the future, or if the COVID-19 pandemic continues to affect the operations of regulatory authorities, our ability to obtain approval of our product candidates may be adversely impacted.

Accelerated approval by the FDA, and conditional approval by the European Commission, even if pursued for any future product candidates, may not lead to a faster development process or regulatory review and does not increase the likelihood that our product candidates will receive marketing approval. If we are not successful with this process, the development or commercialization of such product candidates could be delayed, abandoned or become significantly more costly.

In certain circumstances, the FDA and EMA selectively allows the use of surrogate endpoints to permit a faster development and an accelerated approval path.

For setanaxib, our ongoing Phase 2b/3 trial utilizes alkaline phosphatase (ALP) and total bilirubin (TBR) as a composite surrogate endpoint for accelerated approval in PBC. Even if the clinical data from the trial show an impact on the primary endpoint there is no guarantee that the FDA considers this to be clinically relevant or that the FDA would otherwise regard the clinical trial results as sufficient to support accelerated approval. If this is the case we may have to conduct additional clinical trials to support a marketing application for setanaxib in such indication.

As a condition of accelerated or conditional approval, regulatory agencies may impose specific obligations, including the performance of confirmatory, post marketing clinical trials to verify the clinical benefit of a drug. Following accelerated approval or conditional approval, we may therefore not ultimately receive full approval from the regulatory agencies should the additional data generated through post-marketing clinical trials not confirm that the benefit-risk balance of Nefecon, setanaxib or any other future product candidate is positive, or the burden to complete the obligations becomes too high.

In the European Union, the conditional marketing authorization is valid for one year and must be renewed annually until all specific obligations have been fulfilled. Once all pending study results are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the obligations are not fulfilled within the timeframe set by the European Commission, EMA can take regulatory action, such as suspending or revoking the marketing authorization. Complying with the conditions of the marketing authorization may require financial resources and time. In addition, we may not be able to comply with all required conditions and may need to withdraw the marketing authorization. The European Commission may decide not to renew the conditional marketing authorization, although such measure is rarely applied in practice. An analysis of reimbursement decisions by the competent authorities of the individual EU Member States for conditionally authorized medicines in the European Union has shown some delays in the timeline for reaching a positive health technology recommendation. If this happens for Nefecon or any other future product candidate, it may delay the timing and success of the commercialization of such product.

Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current and future product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Successful completion of clinical trials is a prerequisite to submitting an NDA to the FDA, a Marketing Authorization Application, or MAA, to the EMA and similar marketing applications to comparable foreign regulatory authorities for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.

Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. Where a randomized, placebo-controlled clinical trial is designed to allow enrolled subjects to cross-over from the placebo cohort to the treatment cohort, there may be a risk of inadvertent unblinding of subjects prior to cross-over, which may limit the clinical meaningfulness of those data and may require the conduct of additional clinical trials.

In addition, we may experience delays in initiating or completing clinical trials. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

●	delays in or failure to obtain institutional review board, or IRB, or ethics committee approval for each site;

●	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;

●	failure to have patients complete a trial or return for post-treatment follow-up;

●	clinical sites deviating from trial protocol or dropping out of a trial;

●	failure to manufacture sufficient quantities of product candidate for use in clinical trials in a timely manner or shipping delays and interruptions;

●	safety or tolerability concerns that could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;

●	changes in regulatory requirements, policies and guidelines, or their application regarding recommendations or guidance provided by regulatory authorities;

●	evolution in the standard of care during the development of a product candidate that require amendments to an ongoing clinical trial or the conduct of additional safety studies or clinical trials;

●	failure of our third-party research contractors to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	the FDA, EMA or other regulatory authorities may require us to submit additional data or impose other requirements before accepting a trial as being registrational;

●	delays in establishing the appropriate dosage levels in clinical trials; and

●	the quality or stability of the product candidate falling below acceptable standards.

Disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, supplying, conducting or completing our planned and ongoing clinical trials. For example, we experienced a reduced enrollment rate in our ongoing NefIgArd trial over the last several months of 2020 due to the impact of the COVID-19 pandemic, and we hence completed full enrollment in January 2021, which was later than we originally had anticipated. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA or other comparable foreign regulatory authorities, or recommended for suspension or termination by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a product candidate, or changes in governmental regulations or administrative actions.

If we experience delays in the completion of, or if we terminate, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. From time to time, we may interact with regulatory agencies with the aim of facilitating the development of our product candidates by achieving alignment on an efficient trial design, a modest number of enrolled patients or a relatively expedient timeline. However, there can be no assurances that such alignment will be reached and, even if achieved, that we will realize the intended benefits from these interactions.

Moreover, if we make changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions, which could delay our clinical development plan or marketing approval for our product candidates. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates.

Any of these occurrences may harm our business, financial condition and results of operations significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the cessation of development of our product candidates.